Exhibit 99.1

Conference call **Invitation**

Follow our conference call
2016 - 4th Quarter Result

February 8, 2017
Access code: Itaú Unibanco

Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA: ITUB4) is pleased to invite you to participate in our conference calls about the 2016 - 4th quarter result.

To join the event on the internet, please visit: www.itau.com.br/investor-relations. The audio webcast works with Internet Explorer 9 or above and the new versions of Chrome, Firefox and mobile devices.

Time

Portuguese

07:30 AM (EST)
10:30 AM (Braslia Time)

(55-11) 2820-4001
(55-11) 3193-1001

English

09:00 AM (EST)
12:00 PM (Braslia Time)

(1-866) 262-4553 (toll free from USA)

(55-11) 2820-4001or (55-11) 3193-1001 (in Brazil)
(1-412) 317-6029 (other countries)

Presentation

Roberto Setubal
Executive President and CEO (Chief Executive Officer)
Candido Bracher
Deputy CEO (Chief Executive Officer)
Caio Ibrahim David
Executive Vice President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer)
Marcelo Kopel
Investor Relations Officer

The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until February 14, 2017, dial (55 11) 3193-1012 or (55 11) 2820-4012. Access codes: 2886528# (call in Portuguese) and 4283325# (call in English). On the morning of the conference call, the slide presentation will be available for viewing and downloading.
If you have any questions, please contact Mrs. Doris Pompeu at GlobalRI, at (55 11) 5042-6700 or doris.pompeu@globalri.com.br.

www.itau.com.br/investor-relations facebook.com/itauunibancori @itauunibanco_ri